[ LETTERHEAD OF KILPATRICK STOCKTON LLP]
January 7, 2010
VIA FEDERAL EXPRESS AND EDGAR
Mr. Michael R. Clampitt
Senior Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE:	PVF Capital Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 9, 2009 File No. 333-163037
Dear Mr. Clampitt:
     On behalf of PVF Capital Corp. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed by the Company on December 9, 2009.
     The Amended Registration Statement is filed in response to the staff’s comment letter dated December 23, 2009. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments.
Form S-l/A filed December 9, 2009
Prospectus Cover Page
Comment No. 1:
     Revise to disclose the number of shares being offered in the public offering and the number of rights being offered. This information must be disclosed prior to effectiveness. Also, revise the first paragraph to disclose the number of shares outstanding as of the record date or the most recent practicable date. In addition, revise the fourth paragraph to disclose that the standby

Mr. Michael R. Clampitt
January 7, 2010

purchasers will be purchasing shares in a simultaneous private placement and disclose the minimum amount that must be raised in the subscription offering.
Response to Comment No. 1:
     The requested changes have been made. See revised cover page.
Regulatory Restrictions, page 9
Comment No. 2:
     In view of the likelihood that the offering will not be completed by December 31, 2009, revise the second bullet to update the status of this requirement, e.g., the company has requested a waiver or extension and such waiver or extension request has not been acted upon, however, management believes it will be waived or extended.
Response to Comment No. 2:
     The requested changes have been made. See pages 10 and 11.
Comment No. 3:
     Revise the sixth and seventh bullets to briefly describe the impact the restrictions have had on the company and whether or not the impact will have a material effect in the future on the company’s financial condition and results of operations.
Response to Comment No. 3:
     The requested changes have been made. See pages 11 and 12.
Business Strategy of our Restructured Management Team
Improve Our Asset Quality, page 12
Comment No. 4:
     We note your response to comment 2 in our letter dated November 30,2009. Please revise the first two bullets to disclose, for the first bullet, since the department was established, the number and aggregate dollar amount of loans where collateral was increased, the number and aggregate dollar amount of negotiated repayment plans, and the same for forbearances, loan modifications, and loan extensions. For the second bullet, disclose the number and aggregate dollar amount of loans returned to performing status and the number and dollar amount of loans disposed.

Mr. Michael R. Clampitt
January 7, 2010

Response to Comment No. 4:
     The requested changes have been made. See pages 14 and 15. The Company notes that no loans were the subject of increased collateral, negotiated repayment plans or forbearances and such disclosure has been omitted from the prospectus.
Exhibits
Comment No. 5:
     We note your response to comment 9 in our letter dated November 30, 2009. We are unable to concur that the repurchase agreement is not required to be filed as an exhibit to the registration statement. Please either file the repurchase agreement or advise us as to whether or not the company has entered into similar repurchase agreements. If similar repurchase agreements have been entered into, please describe under what corporate authority the agreements were negotiated.
Response to Comment No. 5:
     The repurchase agreement has been filed as Exhibit 10.21 to the amended Registration Statement.
Comment No. 6:
     Please refile the legality opinion after the company’s shareholders have approved the amendment to PVF’s First Amended and Restated Articles of Incorporation to increase the authorized number of shares of common stock.
Response to Comment 6:
     The Staff’s comment is noted.
Comment No. 7:
     Please refile the Agency Agreement to include the Schedule A information.
Response to Comment No. 7:
     As discussed with the Staff, the Agency Agreement will be filed with Schedule A information in a post-effective amendment to the Registration Statement and/or Current Report on Form 8-K after the execution of the Agency Agreement.
* * * * *

Mr. Michael R. Clampitt
January 7, 2010

     Please date stamp the enclosed copy of this letter and return it to the undersigned by the enclosed business reply envelope. If you have any questions about this report, please contact the undersigned at 202.508.5881.

Very truly yours, KILPATRICK STOCKTON LLP
/s/ Sean P. Kehoe
Sean P. Kehoe

cc:	Matt McNair, SEC Robert J. King, Jr., PVF Capital Corp. Joel E. Rappoport, Esq.